EXHIBIT 99.1

Press Release

BEZEQ GROUP REPORTS
FIRST QUARTER 2014 FINANCIAL RESULTS

Shaul Elovitch, Bezeq Chairman: "We continue to invest in our advanced infrastructures to strengthen our leadership in the Israeli telecom market. We are rolling out fiber-optic cables throughout the country at record pace, investing in state-of-the-art technologies for multi-channel TV, and are beginning deployment of our new 4G LTE mobile network."

David "Dudu" Mizrahi, Bezeq CFO & Deputy CEO: "The streamlining of operations and reduction in expenses helped us maintain profitability levels after adjusting for one-time items, despite the growing level of competition as well as the decrease in fixed call termination rates."

Tel Aviv, Israel – May 29, 2014 –Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended March 31, 2014. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q1 2014	Q1 2013	% change
	(NIS millions)

Revenues	2,311	2,405	(3.9)%
Operating profit	688	761	(9.6)%
EBITDA	1,002	1,089	(8.0)%
EBITDA margin	43.4%	45.3%
Net profit attributable to Company shareholders	457	497	(8.0)%
Diluted EPS (NIS)	0.17	0.18	(5.6)%
Cash flow from operating activities	1,043	972	7.3%
Payments for investments	315	289	9.0%
Free cash flow 1	757	726	4.3%
Net debt/EBITDA (end of period) 2	1.81	1.68

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Shaul Elovitch, Bezeq's Chairman, stated, “We continue to invest heavily in advanced infrastructures to strengthen our leadership in the Israeli telecom market. We are rolling out fiber-optic cables throughout the country at record pace, investing in state-of-the-art technologies for multi-channel TV, and are taking action in preparation for the deployment of our new 4G LTE mobile network. These are challenging times for the Israeli telecom market, but I am certain that our managerial and technological strengths, as well as our unique service offering, will guarantee the Group's future growth and success."

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 1

Press Release

David "Dudu" Mizrahi, Chief Financial Officer and Deputy CEO of Bezeq, commented, “We are continuing to streamline operations and reduce expenses in light of growing competition in all segments. In addition, the full quarter impact of lower fixed call termination rates was felt in the first quarter of 2014.  Despite the erosion of revenues, we successfully achieved profitability levels, adjusted for one-time items, similar to the corresponding quarter.”

Bezeq Group Results (Consolidated)

Revenues in the first quarter of 2014 amounted to NIS 2.31 billion compared with NIS 2.41 billion in the corresponding quarter of 2013, a decrease of 3.9%.  The reduction in Group revenues was primarily related to a decrease in the revenues of Bezeq Fixed Line due to a reduction in fixed call termination rates.  In addition, Pelephone revenues decreased as a result of increased competition in the market.

Operating expenses in the first quarter of 2014 amounted to NIS 869 million compared with NIS 889 million in the corresponding quarter of 2013, a decrease of 2.2%.  The decrease in operating expenses was due to a reduction in fixed call termination rates partially offset by a moderate increase in equipment expenses due to increased sales of cellular handsets, tablets and other accessories.

Salary expenses in the first quarter of 2014 amounted to NIS 448 million compared with NIS 499 million in the corresponding quarter of 2013, a decrease of 10.2%.  The decrease in salary expenses was primarily due to streamlining at Bezeq Fixed Line as well as a reduction in share based payments.

Other income in the first quarter of 2014 amounted to NIS 8 million compared with NIS 72 million in the corresponding quarter of 2013.  The decrease in other income was primarily due to a reduction in real estate and copper sales as well as an increase in the provision for early retirement which negatively impacted profitability metrics and offset the improvement in Bezeq Fixed Line activities.

Operating profit in the first quarter of 2014 amounted to NIS 688 million compared with NIS 761 million in the corresponding quarter of 2013, a decrease of 9.6%.  After adjusting for the other income line item, adjusted operating profit decreased by NIS 9 million compared to the corresponding quarter of 2013.

Earnings before interest, taxes, depreciation and amortization (EBITDA) in the first quarter of 2014 amounted to NIS 1.00 billion (EBITDA margin of 43.4%) compared with NIS 1.09 billion (EBITDA margin of 45.3%) in the corresponding quarter of 2013, a decrease of 8.0%.   After adjusting for the other income line item, adjusted EBITDA decreased by NIS 23 million compared to the corresponding quarter of 2013.

Net profit attributable to Bezeq shareholders in the first quarter of 2014 amounted to NIS 457 million compared with NIS 497 million in the corresponding quarter of 2013, a decrease of 8.0%.

Operating cash flow in the first quarter of 2014 amounted to NIS 1.04 billion compared with NIS 972 million in the corresponding quarter of 2013, an increase of 7.3%.  The increase in operating cash flow was primarily due to an improvement in working capital.  Free cash flow in the first quarter of 2014 amounted to NIS 757 million compared with NIS 726 million in the corresponding quarter of 2013, an increase of 4.3%.

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 2

Press Release

Net financial debt of the Group amounted to NIS 7.32 billion at March 31, 2014 compared with NIS 7.30 billion as of March 31, 2013.

2014 Outlook

Further to the completion of the transaction for the sale of the share capital of Coral Tel Ltd. which operates the "Yad2" web site, the approval of the provision for the early retirement of employees, as well as Pelephone's execution of an agreement for the establishment of an LTE network, the Company is updating the Group's Outlook for 2014 based on the existing information known to the Bezeq Group today as follows:

Net profit attributable to shareholders:	Approximately NIS 2.0 billion

EBITDA:	Approximately NIS 4.5 billion

Free cash flow:	Approximately NIS 2.5 billion (1)

The Company's forecasts detailed above are forward looking information, as defined in the Securities Law, and are based on assessments, assumptions and expectations of the Company, including the following:

a.
The forecasts do not include the effects of a provision for an employee retirement plan that may be adopted (beyond the decisions that have already been made by the Company in relation to the aforementioned retirement plan), investments, to the extent that there may be such, in the acquisition of frequencies for a 4G network (LTE), and the effects of a potential acquisition of DBS.

b.
The forecast is based, among other factors, on the Group's assessments concerning the competition in the communications market and the regulation of the industry, as well as the economic situation in Israel, and consequently, the Group's ability to implement its plans for 2014. Actual results may differ from those assessments, taking into account changes in the above mentioned factors and in the business conditions as well as in the impact of regulatory decisions, technological changes, developments in the communications market, and realization of risk factors detailed in the Group's financial statements.

(1)
The net receipts from the sale of "Yad2" (after deduction of tax), will be included in the cash flows from investment activities, such that the sale will have no effect on the Group's free cash flow forecast, as defined in the Periodic Report (cash flow from operating activities less cash for the purchase/sale of fixed and intangible assets, net)

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 3

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Bezeq Fixed-Line Results

•	Revenues from broadband Internet services grew 7.1% compared to the year ago quarter and amounted to NIS 332 million.

•	Internet subscribers grew to 1.29 million, increasing by over 100,000 compared to the year ago period.

•	Operating expenses decreased 17.4% compared to the year ago period due to a reduction in most of the Company's expense items.

Stella Handler, Bezeq CEO, commented, “During the quarter, we continued accelerating the roll-out of our fiber-optic network with investments in infrastructure growing approximately 15% compared to the corresponding quarter to NIS 210 million, representing approximately 20% of revenues. By the end of 2014, our fiber-optic network is expected to cover almost 1 million households and businesses, or approximately 40% of Israel’s population.

“In the first quarter we began deploying vectoring technology which increases broadband speeds on the NGN network, while at the same time, we continued our drive to provide our customers with free upgrades thereby almost doubling the average connection speed.  We added 26,000 broadband subscribers sequentially, and grew by over 100,000 subscribers during the past year, as we continued to focus on upgrading our service platform,” concluded Handler.

Revenues in the first quarter of 2014 amounted to NIS 1.08 billion compared with NIS 1.13 billion in the corresponding quarter of 2013, a decrease of 4.6%.  The decrease in revenues was primarily related to the full quarter impact of lower fixed call termination rates which resulted in a reduction in telephony revenues.  The decrease was partially mitigated by higher revenues from Internet services as well as transmission and data services.

Revenues from broadband Internet services in the first quarter of 2014 grew 7.1% versus the year ago and amounted to NIS 332 million compared with NIS 310 million in the corresponding quarter of 2013. The growth in revenues from broadband Internet services was primarily due to the accelerated growth of Internet subscribers which increased by 104,000 subscribers during the past year.

Revenues from telephony services in the first quarter of 2014 amounted to NIS 426 million compared with NIS 510 million in the corresponding quarter of 2013, a decrease of 16.5%. The decrease in telephony revenues was influenced by a reduction in the average revenue per line primarily due to a significant decrease in fixed call termination rates beginning December 1, 2013.  In the first quarter of 2014, the number of access lines decreased by less than 2,000 lines, thereby continuing the moderating trend in the rate of decrease which began in the second half of 2013.

Operating expenses in the first quarter of 2014 amounted to NIS 190 million compared with NIS 230 million in the corresponding quarter of 2013, a decrease of 17.4%.  The decrease in operating expenses was primarily due to a reduction in most of the Company's expense items. In addition, decreases were recorded in interconnect fees and payments to telecommunication operators due to the decrease in fixed call termination rates beginning December 1, 2013.

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 4

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Salary expenses in the first quarter of 2014 amounted to NIS 223 million compared with NIS 270 million in the corresponding quarter of 2013, a decrease of 17.4%.  The decrease in salary expenses was primarily due the continued streamlining of Company operations as well as a reduction in share based payments.

The total reduction in operating and salary expenses in the first quarter of 2014 amounted to NIS 87 million compared with the corresponding quarter of 2013, representing a significant improvement in the level of expenses.

Other income in the first quarter of 2014 amounted to NIS 8 million compared with NIS 73 million in the corresponding quarter of 2013.  The decrease in other income was primarily due to a reduction in real estate and copper sales as well as an increase in the provision for early retirement which negatively impacted profitability metrics and offset the improvement in Bezeq Fixed Line activities.

Operating profit in the first quarter of 2014 amounted to NIS 504 million compared with NIS 535 million in the corresponding quarter of 2013, a decrease of 5.8%. After adjusting for the other income line item, adjusted operating profit increased by NIS 34 million compared to the corresponding quarter of 2013.

EBITDA in in the first quarter of 2014 amounted to NIS 672 million (EBITDA margin of 62.4%) compared with NIS 702 million (EBITDA margin of 62.2%) in the corresponding quarter of 2013, a decrease of 4.3%.   After adjusting for the other income line item, adjusted EBITDA increased by NIS 35 million compared to the corresponding quarter of 2013.

Net profit in the first quarter of 2014 amounted to NIS 332 million compared with NIS 348 million in the corresponding quarter of 2013, a decrease of 4.6%.

Cash flow from operating activities in the first quarter of 2014 amounted to NIS 616 million compared with NIS 561 million in the corresponding quarter of 2013, an increase of 9.8%.  The increase in cash flow from operating activities was primarily due to the improvement in the Company's core activities.

Free cash flow in the first quarter of 2014 amounted to NIS 434 million compared with NIS 420 million in the corresponding quarter of 2013, an increase of 3.3%.

Payments for investments in the first quarter of 2014 amounted to NIS 210 million compared with NIS 183 million in the corresponding quarter of 2013, an increase of 14.8%.  The increase was primarily due to the continued acceleration of the nationwide roll-out of Bezeq’s fiber optic network.

The number of Internet subscribers in the first quarter of 2014 increased by 26,000 subscribers sequentially and reached 1.29 million at the end of March 2014.

During the first quarter of 2014, average broadband speeds reached 20.0 Mbps compared to 18.1 Mbps in the sequential quarter, an increase of 10.5%.  In comparison to the corresponding quarter of 2013, average broadband speeds increased sharply by 92.3%.  Average revenue per Internet subscriber (ARPU) remained in line with the sequential quarter at NIS 82.

The number of telephony access lines at the end of March 2014 amounted to 2.214 million, compared to 2.216 million in the sequential quarter. Average revenue per line (ARPL) in the first quarter of 2014 amounted to NIS 64 compared with NIS 70 at the end of the sequential quarter and NIS 75 in the corresponding quarter of 2013. The decrease in ARPL was primarily due to the reduction in in fixed call termination rates beginning December 1, 2013.

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 5

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Bezeq Fixed-Line - Financial data	Q1 2014	Q1 2013	% change
	(NIS millions)

Revenues	1,077	1,129	(4.6)%
Operating profit	504	535	(5.8)%
EBITDA	672	702	(4.3)%
EBITDA margin	62.4%	62.2%
Net profit 1	332	348	(4.6)%
Cash flows from operating activities	616	561	9.8%
Payments for investments	210	183	14.8%
Free cash flow 2	434	420	3.3%

1 Excluding share in profits/losses of equity-accounted investees.

2 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Bezeq Fixed-Line - KPIs	Q1 2014	Q4 2013	Q1 2013	% change	% change
				vs.	vs.
				Q4 2013	Q1 2013

Number of active subscriber lines (end of period, in thousands) 1	2,214	2,216	2,242	(0.1)%	(1.2)%
Average monthly revenue per line (NIS) 2	64	70	75	(8.6)%	(14.7)%
Number of outgoing usage minutes (millions)	1,608	1,742	1,788	(7.7)%	(10.1)%
Number of incoming usage minutes (millions)	1,467	1,541	1,503	(4.8)%	(2.4)%
Churn rate (%) 3	3.0%	3.1%	3.7%
Number of broadband Internet subscribers (end of period, in thousands)	1,289	1,263	1,185	2.1%	8.8%
Average monthly revenue per broadband internet subscriber (NIS)	82	82	83	0.0%	(1.2)%
Average broadband speed per subscriber (end of period, Mbps)	20.0	18.1	10.4	10.5%	92.3%

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).

2 Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services.  Based on average subscribers for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 6

Press Release

Pelephone Results

•	EBITDA increased 23.4% sequentially to NIS 232 million compared with NIS 188 million in the previous quarter and NIS 295 million in the corresponding quarter of 2013.

•	Net profit grew 61.2% sequentially to NIS 108 million compared with NIS 67 million in the previous quarter and NIS 153 million in the corresponding quarter of 2013.

•	Cash flow from operating activities in the first quarter of 2014 amounted to NIS 349 million.

•	Revenues from equipment sales increased by NIS 30 million, or 12.0%, versus the year ago to NIS 280 million.

Gil Sharon, CEO of Pelephone, stated, "In the first quarter we continued focusing on customer retention, even at the expense of lower revenues in the short-term, in order to improve our results in the long-term. This strategy gained traction, and in the first quarter of this year we once again achieved the lowest customer churn rate of all the established cellular carriers, with only 11,000 subscribers changing carrier, as compared to 43,000 subscribers who left Cellcom and 20,000 subscribers who left Partner. Pelephone also posted the best porting numbers of all the established carriers in Israel, by a significant lead. To further strengthen our position in the Israeli cellular market we are preparing to roll out a new 4G (LTE) network, and have recently signed an agreement with Ericsson to build Pelephone’s cellular network which is expected to be ready for launch within 3 months.”

“The cost of the collective labor agreement is being reflected for the first time in this quarter’s results, and offset the gains from streamlining initiatives made in December and January, when 300 positions were reduced,” concluded Sharon.

Total revenues in the first quarter of 2014 decreased 6.7% sequentially to NIS 917 million compared with NIS 983 million in the previous quarter and NIS 964 million in the corresponding quarter of 2013, a decrease of 4.9%.

Revenues from cellular services in the first quarter of 2014 decreased 7.4% sequentially to NIS 637 million compared with NIS 688 million in the previous quarter and NIS 714 million in the corresponding quarter of 2013, a decrease of 10.8%.

The decrease in service revenues was primarily due to tariff erosion as a result of increased competition in the cellular market and the transition of existing customers to lower priced plans as part of the Company's policy of customer retention.  This resulted in a decrease in average revenue per subscriber (ARPU) as well as a reduction in the number of subscribers.

Revenues from equipment sales in the first quarter of 2014 decreased 5.1% sequentially to NIS 280 million compared with NIS 295 million in the previous quarter and NIS 250 million in the corresponding quarter of 2013, an increase of 12.0%.  The increase in year-over-year revenues from equipment sales was primarily due to increased sales from data products such as tablets, laptops and accessories.

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 7

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Operating profit in the first quarter of 2014 increased 65.8% sequentially to NIS 126 million compared with NIS 76 million in the previous quarter and NIS 174 million in the corresponding quarter of 2013, a decrease of 27.6%.

EBITDA in the first quarter of 2014 increased 23.4% sequentially to NIS 232 million (EBITDA margin of 25.3%) compared with NIS 188 million (EBITDA margin of 19.1%) in the previous quarter and NIS 295 million (EBITDA margin of 30.6%) in the corresponding quarter of 2013, a decrease of 21.4%.

Net profit in the first quarter of 2014 increased 61.2% sequentially to NIS 108 million compared with NIS 67 million in the previous quarter and NIS 153 million in the corresponding quarter of 2013, a decrease of 29.4%.

Cash flow from operating activities in the first quarter of 2014 increased 6.7% sequentially to NIS 349 million compared with NIS 327 million in the previous quarter and NIS 354 million in the corresponding quarter of 2013, a decrease of 1.4%.

Total Pelephone subscribers decreased by 11,000 subscribers during the first quarter. As of March 31, 2014 Pelephone had 2.631 million subscribers compared with 2.642 million subscribers at December 31, 2013.

Monthly ARPU in the first quarter of 2014 decreased by NIS 6 to NIS 80 compared with NIS 86 in the sequential and corresponding quarters of 2013.

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 8

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Pelephone - Financial data	Q1 2014	Q1 2013	% change
	(NIS millions)

Total revenues	917	964	(4.9)%
Service revenues	637	714	(10.8)%
Equipment revenues	280	250	12.0%
Operating profit	126	174	(27.6)%
EBITDA	232	295	(21.4)%
EBITDA margin	25.3%	30.6%
Net profit	108	153	(29.4)%
Cash flows from operating activities	349	354	(1.4)%
Payments for investments	73	66	10.6%
Free cash flow 1	276	288	(4.2)%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

Pelephone - KPIs	Q1 2014	Q4 2013	Q1 2013	% change	% change
				vs.	vs.
				Q4 2013	Q1 2013

Total subscribers (end of period, in thousands) 1	2,631	2,642	2,741	(0.4)%	(4.0)%
Average revenue per user (ARPU, NIS) 2	80	86	86	(7.0)%	(7.0)%
Churn rate 3	7.5%	8.3%	7.2%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators  that Pelephone hosts on its network) and do not include inactive subscribers who are connected to Pelephone's services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. A customer may have more than one subscriber line.

2 Average monthly revenue per subscriber is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone's network, and repair and warranty services in the period by average Pelephone active subscribers in the same period.

3 Churn rate is calculated according to the proportion of subscribers who have disconnected from the Company's services and subscribers who have become inactive during the period, divided by the total number of average active subscribers during the period.

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 9

Press Release

Bezeq International Results

•	Improvement in all profitability metrics compared with the corresponding quarter of 2013: an increase of 11% in net profit, a 4% rise in operating profit and a 4% rise in EBITDA.

•	Revenues increased 3% in the first quarter of 2014 versus the year ago to NIS 355 million.

•	Revenues from business communication solutions (ICT) increased 35% compared with the corresponding quarter a year ago.

•
Continued successful leveraging of its submarine cable resulted in 4% growth in revenues from Internet services as well as 8% growth in Internet subscribers compared with the corresponding quarter a year ago.

Itzik Benbenisti, CEO of Bezeq International, “As my executive term with Bezeq International comes to a close, I feel honored to have been a part of such an excellence-driven organization. The Company's success in generating continued growth in its revenues and profitability metrics over the recent quarters is particularly impressive in light of the stiff competition in the market. Our ability to lead, innovate and differentiate ourselves through our market leading technology and service offerings for individual as well as enterprise customers is a key component in our success.”

Moti Elmaliach, incoming CEO of Bezeq International, “It is a tremendous honor and privilege to be selected to lead a company such as Bezeq International, which consistently manages to maximize its competitive advantages, including the submarine cable and its unique service-oriented culture, as well as generate significant value for its customers. I was thrilled to find such a great team of professionals in Bezeq International, who love the Company and are committed to its success. With such a solid and pioneering foundation, I am confident that we will be able to expand Bezeq International’s leadership position to meet the future challenges head-on, and build the Company’s future achievements.”

Revenues in the first quarter of 2014 amounted to NIS 355 million compared with NIS 346 million in the corresponding quarter of 2013 an increase of 2.8%. The increase was primarily due to the significant growth in revenues from Internet services delivered across the submarine cable infrastructure as well as growth in the sale of business communication and IT solutions (ICT).

Operating profit in the first quarter of 2014 amounted to NIS 58 million compared with NIS 56 million in the corresponding quarter of 2013, an increase of 4.1%.  EBITDA in the first quarter of 2014 amounted to NIS 90 million (EBITDA margin of 25.4%) compared with NIS 87 million (EBITDA margin of 25.2%) in the corresponding quarter of 2013, an increase of 3.5%.

Net profit in the first quarter of 2014 amounted to NIS 42 million compared with NIS 37 million in the corresponding quarter of 2013, an increase of 11.1%.

The increase in profitability metrics was primarily due to the increase in ICT sales, the continued growth in the number of Internet subscribers as well as the increase in revenues from Internet services delivered across the submarine cable infrastructure.  These improvements in profitability were achieved despite the continued erosion in the international call market due to the transition to unlimited cellular plans.

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 10

Press Release

Cash flow from operating activities in the first quarter of 2014 amounted to NIS 74 million, compared with NIS 58 million in the corresponding quarter of 2013, an increase 26.3%.  Free cash flow in the first quarter of 2014 amounted to NIS 43 million compared with NIS 28 million in the corresponding quarter of 2013, an increase of 56.0%.  The increase in cash flow was due to an improvement in the Company's profitability.

Bezeq International	Q1 2014	Q1 2013	% change
	(NIS millions)

Revenues	355	346	2.8%
Operating profit	58	56	4.1%
EBITDA	90	87	3.5%
EBITDA margin	25.4%	25.2%
Net profit	42	37	11.1%
Cash flows from operating activities	74	58	26.3%
Payments for investments	31	31	0.0%
Free cash flow 1	43	28	56.0%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 11

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yes Results

•	EBITDA in the first quarter of 2014 amounted to NIS 143 million compared with NIS 130 million in the year ago quarter, an increase of 9.5%.

•	Revenues in the first quarter of 2014 amounted to NIS 424 million compared with NIS 404 million in the corresponding quarter, an increase of 5.0%.

•	Yes added 6,000 subscribers in the first quarter of 2014 and reached a record total of over 607,000 subscribers at March 31.

Ron Eilon, CEO of yes, stated, “In this quarter, we continued our growing trend in the number of subscribers, with impressive customer recruitment figures of 6,000 new subscribers, and growth across key financial metrics. We are pleased to see that our focus on high-quality service, world-class content, and the technological advantages of our state-of-the-art yesGO service, are reflected in our operating results.”

Revenues in the first quarter of 2014 amounted to NIS 424 million compared with NIS 404 million in the corresponding quarter of 2013, an increase of 5.0%. The increase in revenues was primarily due to an increase in subscribers.

Operating profit in the first quarter of 2014 amounted to NIS 73 million compared with NIS 67 million, an increase of 8.1%. The increase in operating profit was primarily due to an increase in revenues partially offset by an increase in depreciation expenses, salaries and broadcasting rights.

EBITDA in the first quarter of 2014 amounted to NIS 143 million (EBITDA margin of 33.7%) compared with NIS 130 million (EBITDA margin of 32.3%) in the corresponding quarter of 2013, an increase of 9.5%.  The increase in EBITDA was primarily due to an increase in revenues.

Profit before finance expenses to shareholders and taxes in the first quarter of 2014 amounted to NIS 55 million compared with NIS 38 million in the corresponding quarter of 2013, an increase of 44.3%.  The increase was due to a decrease in financing expenses and an improvement in operating profit.

Net loss in the first quarter of 2014 amounted to NIS 34 million compared with NIS 61 million in the corresponding quarter of 2013, a decrease of 44.4%.  The decrease in net loss was primarily due to a decrease in financing expenses as a result of the negative Israeli consumer price index (CPI) performance in the first quarter of 2014 as well as an improvement in operating profit.

Cash flow from operating activities in the first quarter of 2014 decreased 7.2% to NIS 113 million compared with NIS 122 million in the corresponding quarter of 2013. Free cash flow increased 9.9% in the first quarter of 2014 to NIS 35 million.

ARPU in the first quarter of 2014 amounted to NIS 234 compared with NIS 233 in the corresponding quarter of 2013, an increase of 0.4%.

In the first quarter of 2014 yes launched its revolutionary television service yesGO. This service allows viewers to watch dozens of TV channels, including movie channels, TV show channels, kids’ channels, sports channels, lifestyle channels, and thousands of VOD titles, including thousands of free titles direct from yes’ channel broadcasts - anytime, anywhere, on their tablets, cell phones, and all other supported devices.

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 12

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yes - Financial data	Q1 2014	Q1 2013	% change
	(NIS millions)

Revenues	424	404	5.0%
Operating profit	73	67	8.1%
EBITDA	143	130	9.5%
EBITDA margin	33.7%	32.3%
Net loss	(34)	(61)	(44.4)%
Cash flows from operating activities	113	122	(7.2)%
Payments for investments	78	90	(13.2)%
Free cash flow 1	35	32	9.9%

1 Free cash flow is defined as cash flows from operating activities less net payments for investments.

yes - KPIs	Q1 2014	Q4 2013	Q1 2013	% change	% change
				vs.	vs.
				Q4 2013	Q1 2013
Number of subscribers (end of period, in thousands) 1	607	601	578	1.0%	5.0%
Average revenue per user (ARPU, NIS) 2	234	233	233	0.4%	0.4%
Churn rate (%) 3	3.6%	3.0%	3.8%

1 Subscriber – one household or small business customer. For a business customer with numerous intake points or set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

3 Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 13

Press Release

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman, and Mr. David "Dudu" Mizrahi, Bezeq Chief Financial Officer and Deputy CEO on Thursday, May 29, 2014, at 4:00 PM Israel Time / 9:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0609
Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Tuesday, June 3, 2014. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5900
Israel Phone Number: 03-925-5900

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 14

Press Release

About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved.  These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously.  No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 15

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements

	Three months ended		Year ended
	March 31		December 31
	2014	2013	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Revenues	2,311	2,405	9,563
Costs and expenses
Depreciation and amortization	314	328	1,311
Salaries	448	499	1,872
General and operating expenses	869	889	3,576
Other operating income, net	(8)	(72)	(15)
Total operating expenses	1,623	1,644	6,744

Operating profit	688	761	2,819
Financing expenses (income)
Financing expenses	113	140	573
Financing income	(71)	(116)	(428)
Financing expenses, net	42	24	145

Profit after financing expenses, net	646	737	2,674
Share in losses of equity-accounted investees	(19)	(40)	(252)
Profit before income tax	627	697	2,422
Income tax	170	200	651
Profit for the period	457	497	1,771
Earnings per share (NIS)
Basic and diluted earnings per share	0.17	0.18	0.65

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 16

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Other Operating Expenses (Income), Net

	Three months ended March 31		Year ended December 31
	2014	2013	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Profit from the sale of property, plant and equipment (mainly real estate)	(12)	(35)	(120)
Profit from copper sales	(5)	(12)	(40)
Provision for early retirement	8	(13)	90
Expenses for collective agreement at Pelephone	-	-	61
Others	1	(12)	(6)
	(8)	(72)	(15)

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 17

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets

	March 31, 2014	March 31, 2013	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Assets

Cash and cash equivalents	1,049	573	610
Investments, including derivatives	1,345	1,512	1,132
Trade receivables	2,499	2,875	2,651
Other receivables	293	402	344
Inventory	100	148	117
Assets classified as held for sale	50	94	66
Total current assets	5,336	5,604	4,920

Trade and other receivables	618	950	652
Property, plant and equipment	6,008	5,947	5,973
Intangible assets	2,039	2,151	2,060
Deferred and other expenses	260	262	261
Investments in equity-accounted investees (mainly loans)	1,032	1,024	1,015
Investments	81	93	81
Deferred tax assets	29	62	60
Total non-current assets	10,067	10,489	10,102

Total assets	15,403	16,093	15,022

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 18

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets (Continued)

	March 31, 2014	March 31, 2013	December 31, 2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Liabilities and equity

Debentures, loans and borrowings	1,113	1,065	1,136
Trade payables	624	651	719
Other payables, including derivatives	818	808	707
Current tax liabilities	529	492	523
Provisions	122	126	125
Employee benefits	269	230	257
Dividend payable	802	981	-
Total current liabilities	4,277	4,353	3,467

Loans and debentures	8,604	8,323	8,691
Employee benefits	235	259	234
Provisions	68	67	68
Deferred tax liabilities	32	49	55
Other liabilities	95	75	84
Total non-current liabilities	9,034	8,773	9,132

Total liabilities	13,311	13,126	12,599

Total equity	2,092	2,967	2,423

Total liabilities and equity	15,403	16,093	15,022

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 19

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows

	Three months ended		Year ended
	March 31		December 31
	2014	2013	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	457	497	1,771
Adjustments:
Depreciation and amortization	314	328	1,311
Share in losses of equity-accounted investees	19	40	252
Financing expenses, net	63	68	278
Capital gain, net	(17)	(47)	(159)
Share-based payments	(1)	8	29
Income tax expenses	170	200	651
Miscellaneous	(3)	(4)	(22)

Change in inventory	21	(28)	9
Change in trade and other receivables	163	105	646
Change in trade and other payables	(62)	(6)	27
Change in provisions	(4)	(28)	(29)
Change in employee benefits	13	(22)	2
Change in other liabilities	-	-	11
Net income tax paid	(90)	(139)	(625)
Net cash from operating activities	1,043	972	4,152

Cash flow used in investment activities
Investment in intangible assets and deferred expenses	(48)	(44)	(186)
Proceeds from the sale of property, plant and equipment	29	43	312
Acquisition of financial assets held for trading and others	(210)	(435)	(1,570)
Proceeds from the sale of financial assets held for trading and others	-	7	1,528
Purchase of property, plant and equipment	(267)	(245)	(1,042)
Proceeds (payments) in respect of long-term investments	(3)	-	9
Miscellaneous	2	(1)	32
Net cash used in investing activities	(497)	(675)	(917)

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 20

Press Release

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	Three months ended		Year ended
	March 31		December 31
	2014	2013	2014
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Cash flows used in financing activities
Repayment of debentures and loans	(82)	(156)	(1,120)
Issue of debentures and receipt of loans	-	-	1,364
Dividends paid	-	-	(2,830)
Interest paid	(27)	(36)	(453)
Increase in the rate of holding in a subsidiary	-	-	(50)
Miscellaneous	2	2	(2)
Net cash used for financing activities	(107)	(190)	(3,091)

Increase in cash and cash equivalents, net	439	107	144
Cash and cash equivalents at beginning of period	610	466	466
Cash and cash equivalents at end of period	1,049	573	610

BEZEQ GROUP REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS                                                                                                                                          PAGE | 21